                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 2001

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBITS

Exhibit 23.1 - Independent Auditors' Consent

                          SIGNATURES
                          ----------

    Pursuant to the requirements of the Securities Exchange
Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                       GIANT INDUSTRIES, INC. AND AFFILIATED
                       COMPANIES 401(k) PLAN


Date: June 28, 2002    Signature: /s/ Kim H. Bullerdick
                                 -------------------------------------
                                 Kim H. Bullerdick
                                 Vice President, General Counsel,
                                 and Secretary



Date: June 28, 2002    Signature: /s/ Gary R. Dalke
                                 -------------------------------------
                                 Gary R. Dalke, Vice President,
                                 Controller, Chief Accounting Officer,
                                 and Assistant Secretary



Date: June 28, 2002    Signature: /s/ Charles F. Yonker
                                 -------------------------------------
                                 Charles F. Yonker
                                 Vice President, Human Resources

                               APPENDIX 1

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                               401(k) PLAN



FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
ENDED DECEMBER 31, 2001 AND 2000,
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

                       GIANT INDUSTRIES, INC. AND
                    AFFILIATED COMPANIES 401(k) PLAN

                          TABLE OF CONTENTS

                                                                      Page

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2001 AND 2000:

    Statements of Net Assets Available for Benefits                     2

    Statements of Changes in Net Assets Available for Benefits          3

    Notes to Financial Statements                                      4-8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2001:

  Form 5500, Schedule H, Part IV, Schedule of Assets Held for
    Investment Purposes at End of Year                                  9

  Form 5500, Schedule H, Part IV, Schedule of Assets Both
    Acquired and Disposed of Within the Plan Year                      10

                       INDEPENDENT AUDITORS' REPORT


Administrative Committee
Giant Industries, Inc. and Affiliated Companies 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes and (2) assets both acquired and disposed of within the plan year are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 14, 2002

                           GIANT INDUSTRIES, INC. AND
                        AFFILIATED COMPANIES 401(k) PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


                                                         2001          2000
ASSETS

INVESTMENTS AT FAIR VALUE (Note 3)                   $34,663,703   $23,462,911

TRANSFER RECEIVABLE FROM EMPLOYEE STOCK
  OWNERSHIP PLAN OF GIANT INDUSTRIES, INC. AND
  AFFILIATED COMPANIES (Note 1)                                -    11,688,877

EMPLOYER CONTRIBUTIONS RECEIVABLE                      2,353,849     1,432,889

PARTICIPANT CONTRIBUTIONS RECEIVABLE                      95,786       104,323

ACCRUED INTEREST RECEIVABLE                                    -            77
                                                     -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $37,113,338   $36,689,077
                                                     ===========   ===========

See notes to financial statements.

                           GIANT INDUSTRIES, INC. AND
                        AFFILIATED COMPANIES 401(k) PLAN


          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                         2001          2000
ADDITIONS:
  Contributions:
    Participants                                     $ 3,393,975   $ 3,219,235
    Employer                                           2,353,849     1,432,889
    Rollover                                             255,708       301,108
                                                     -----------   -----------
      Total contributions                              6,003,532     4,953,232
                                                     -----------   -----------
  Investment (loss) income:
    Interest and dividends                               590,846     2,699,598
    Net depreciation in fair value of investments     (1,948,869)   (4,803,400)
                                                     -----------   -----------
      Net investment loss                             (1,358,023)   (2,103,802)
                                                     -----------   -----------
  Transfer from Employee Stock Ownership Plan
    of Giant Industries, Inc. and Affiliated
    Companies (Note 1)                                         -    11,688,877
                                                     -----------   -----------
      Total additions                                  4,645,509    14,538,307
                                                     -----------   -----------
DEDUCTIONS:
  Distributions to participants                        4,197,135     3,557,003
  Administrative fees                                     24,113         2,798
                                                     -----------   -----------
      Total deductions                                 4,221,248     3,559,801
                                                     -----------   -----------
INCREASE IN NET ASSETS                                   424,261    10,978,506

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   36,689,077    25,710,571
                                                     -----------   -----------
  End of year                                        $37,113,338   $36,689,077
                                                     ===========   ===========

See notes to financial statements.

                                      -3-

                         GIANT INDUSTRIES, INC. AND
                      AFFILIATED COMPANIES 401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 2001 AND 2000


1.   DESCRIPTION OF THE PLAN

     The following description of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan was established on July 1, 1993. Employees of Giant Industries, Inc. and Affiliated Companies (the "Company") are eligible to participate in the Plan on the January 1 or July 1 following 60 days of service for full-time employees or one year of service for part-time employees. One year of service means a minimum of 1,000 hours worked during a Plan year. Employees are able to make pre-tax contributions to the Plan, and the Company may contribute to the Plan as well. The Plan is subject to various regulations, particularly those included under Internal Revenue Code ("IRC") Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

     In September 2000, the Company's Board of Directors approved the merger of the Employee Stock Ownership Plan of Giant Industries, Inc. and Affiliated Companies (the "ESOP") into the Plan. Effective January 1, 2001, the net assets of the ESOP were merged into the Plan, and the ESOP was terminated. All ESOP participants who were employees of the Company on or after January 1, 2001 became fully and immediately vested, unless their account balances were previously forfeited under the terms of the ESOP, the Plan and applicable law. The Plan was amended to permit participants to elect to receive distributions from accounts transferred from the ESOP to the Plan in the form of cash, or Company stock, or in cash and Company stock, and to receive a distribution of all or any portion of their account balances, without terminating employment, after attainment of age 59-1/2.

     In April 2001, the net assets and participant account balances of the terminated ESOP, which were merged into the Plan effective January 1, 2001, including investment net earnings through the date of transfer, were transferred from Wells Fargo, the Trustee and Custodian of the ESOP, to Fidelity Management Trust Company, the Trustee, Custodian, and recordkeeper of the Plan.

     CONTRIBUTIONS - Voluntary salary reductions may be elected by the participant. These pre-tax salary reductions are contributed to the Plan by the participant and range from 1 percent to 15 percent of compensation. Effective January 1, 2002, the maximum voluntary pre-tax salary reduction allowable under the Plan increased to 25 percent of compensation, subject to a maximum annual dollar amount of $11,000. Additionally, effective January 1, 2002, the Plan was amended to allow "catch-up" contributions as defined in the Economic Growth and Tax Reconciliation Relief Act of 2001. In accordance with this amendment, eligible participants 50 years or older will be permitted additional contributions up to $1,000 during 2002, $2,000 during 2003, $3,000 during 2004, $4,000 during 2005, and $5,000 during 2006 (or up to such other amount established by the IRC).

     In 2001 and 2000, the Company made discretionary matching contributions of 50 percent of every dollar contributed by eligible participants up to a maximum of 6 percent of compensation, which totaled $1,453,849 and $1,432,889, respectively. Participants become eligible for the discretionary matching contribution on the first match date following one year of service. In addition to the discretionary matching contribution by the Company in 2001, an additional discretionary contribution of $900,000, directed to the purchase of Company stock, was made for participants who had met certain eligibility requirements.

     Participants must be employed by the Company on the last day of the Plan year to be eligible for Company discretionary contributions.

     DISTRIBUTIONS - Distributions to participants may occur upon participant termination from the Company, total disability, retirement, death or hardship as defined by government regulations. A participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or rollover the balance to another qualified retirement account. The Plan had no participant benefit distributions payable at December 31, 2001 and 2000.

     VESTING - Employee contributions to the Plan and the earnings on these contributions are 100 percent vested and nonforfeitable at all times. Subsequent to January 1, 2001, Company contributions to the Plan and the earnings on these contributions are also 100 percent vested. Effective January 1, 2001, the Plan merged with the ESOP and all participants who were employees of the Company on or after January 1, 2001 became fully and immediately vested. Participants in the ESOP who had terminated employment prior to January 1, 2001 were subject to a seven-year vesting period. Forfeitures are held as an asset of the Plan in an interest-bearing account and are not used to reduce the Company's contribution.

     PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee pre-tax salary reductions, Company matching contributions, Company discretionary contributions and rollovers. The benefit to which a participant is entitled is the total benefit that can be provided from the combined amount of these participant accounts.

     PARTICIPANT LOANS - Effective January 1, 2001, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their participant-directed account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are established at 1 percent above the prime rate. The loan shall be repaid within a period not to exceed five years, unless the loan is used to acquire any dwelling unit as a principal residence of the participant. In such circumstances, the loan's repayment term shall not exceed 10 years.

     PLAN ADMINISTRATION - The Company administers the Plan through a 401(k) Administrative Committee comprised of three employees who are appointed by the Company's Board of Directors. Most expenses pertaining to the administration of the Plan are paid by the Company, at the Company's option. Fidelity Management Trust Company acts as the Plan's Trustee, Custodian and recordkeeper.

     AMENDMENTS - The Plan was amended in 2001 such that full-time employees wishing to make salary deferrals to the Plan become eligible at the first entry date after they complete 60 days of service.

     PLAN TERMINATION - Although it has not expressed any intention to do so, the Company has the right at any time to terminate the Plan subject to the provisions set forth in ERISA. Since all participants are 100 percent vested, participants would receive 100 percent of amounts credited to their accounts upon liquidation and distribution of Plan assets.

     INVESTMENTS - Participants direct the investment of their contributions and any employer matching contribution into various investment options offered by the Plan, with the exception of the additional discretionary employer contribution, which is directed to either the purchase of Company stock or a cash account. In addition, effective January 1, 2001, participants are permitted to direct the investment of their assets transferred from the ESOP that are not invested in Company stock. The Plan currently offers 14 mutual funds and the Company's common stock as investment options for participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounting records of the Plan are maintained on the accrual basis of accounting and, accordingly, revenues and expenses are recorded in the year earned or incurred, respectively.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Plan investments are stated at fair value, which is measured by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                            2001           2000
     Giant Industries, Inc. Stock Fund
       995,568 shares                                   $ 9,189,093            N/A
     Fidelity Contrafund
       183,274 and 171,899 shares, respectively           7,838,647    $ 8,452,287
     Fidelity Asset Manager Growth Fund
       235,465 and 209,214 shares, respectively           3,376,574      3,328,602
     Fidelity Aggressive Growth Fund
       140,495 and 99,483 shares, respectively            2,672,218      3,598,291
     Fidelity Asset Manager Portfolio Fund
       162,608 and 146,862 shares, respectively           2,520,429      2,470,221
     Fidelity Spartan U.S. Equity Index Fund
       35,437 shares                                            N/A      1,658,817
     Fidelity Retirement Government Money Market Fund
       2,245,229 and 1,460,205 shares, respectively       2,245,229      1,460,205
     Fidelity Government Income Fund
       137,432 shares                                           N/A      1,356,456

     During the Plan years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,948,869) and $(4,803,400), respectively, as follows:

                                                            2001           2000
     Mutual funds                                       $(5,160,419)   $(4,800,394)
     Company common stock                                 3,211,550         (3,006)
                                                        -----------    -----------
     Net depreciation in fair value of investments      $(1,948,869)   $(4,803,400)
                                                        ===========    ===========

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of, and for the year ended December 31, 2001:

     Giant Industries, Inc. Stock Fund                                 $ 9,062,172
                                                                       ===========
     Changes in net assets:
       Contributions receivable                                            900,000
       Net appreciation in net assets                                    2,130,823
       Benefits paid to participants                                    (1,523,896)
       Transfers to participant-directed investments                       (24,869)
                                                                       -----------
                                                                       $ 1,482,058
                                                                       ===========

                                  -7-

5.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated December 30, 1996, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. As discussed in Note 1, effective January 1, 2001, the Plan merged with the ESOP. As a result of these changes, the Plan filed Form 5300 with the IRS in February of 2002 seeking a new determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and accordingly, no provision for income taxes has been included in the Plan's financial statements.

6.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $24,113 and $2,798 for the years ended December 31, 2001 and 2000, respectively.

                                  ******

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                      FORM 5500, SCHEDULE H, PART IV
                      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                            DECEMBER 31, 2001


         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
*Fidelity Retirement Government Money
   Market Fund                             Money Market Fund - 2,245,229 shares          $       **  $ 2,245,229

*Fidelity Government Income Fund           Mutual Fund - 185,256 shares                          **    1,847,007

*Fidelity Asset Manager Portfolio Fund     Mutual Fund - 162,608 shares                          **    2,520,429

*Fidelity Asset Manager Growth Fund        Mutual Fund - 235,465 shares                          **    3,376,574

*Fidelity Contrafund                       Mutual Fund - 183,274 shares                          **    7,838,647

*Fidelity Aggressive Growth Fund           Mutual Fund - 140,495 shares                          **    2,672,218

*Fidelity Diversified International Fund   Mutual Fund - 39,026 shares                           **      744,609

*Fidelity Freedom Income                   Mutual Fund - 650 shares                              **        7,100

*Fidelity Freedom 2000                     Mutual Fund - 2,060 shares                            **       23,731

*Fidelity Freedom 2010                     Mutual Fund - 13,756 shares                           **      173,462

*Fidelity Freedom 2020                     Mutual Fund - 16,172 shares                           **      203,442

*Fidelity Freedom 2030                     Mutual Fund - 11,695 shares                           **      146,886

*Fidelity Freedom 2040                     Mutual Fund - 4,351 shares                            **       32,152

*Fidelity Spartan U.S. Equity Index Fund   Mutual Fund - 42,087 shares                           **    1,710,426

*Participant-directed - Giant
   Industries, Inc. Stock Fund             Stock Fund - 13,751 shares                            **      126,921

*Nonparticipant-directed - Giant
   Industries, Inc. Stock Fund             Stock Fund - 981,817 shares                    6,214,902    9,062,172

*Participant notes receivable              Participant loan, interest at prime + 1.00%           **    1,476,329
 						   (5.75% at December 31, 2001)
Cash                                                                                             **      456,369
                                                                                                     -----------
                                           Total assets held for investment purposes                 $34,663,703
                                                                                                     ===========
 *Permitted party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.

                                              -9-

                                       GIANT INDUSTRIES, INC. AND
                                    AFFILIATED COMPANIES 401(k) PLAN

                                     FORM 5500, SCHEDULE H, PART IV
                 SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                                           DECEMBER 31, 2001



 Identity of
   Issuer,
  Borrower,        Description of Investment Including
  Lessor or        Maturity Date, Rate of Interest,            Cost of        Proceeds of
Similar Party      Collateral, Par or Maturity Value         Acquisitions     Dispositions
-------------      -----------------------------------       ------------     ------------
*Wells Fargo       Russell 2000 Index Fund for EBT -
                     10,593.22 shares                          $100,000         $ 88,030

                   S&P Midcap Stock Fund for EBT -
                     5,000 shares                                50,000           43,650

                   S&P 500 Fund for EBT -
                     12,324.607 shares                          485,000          412,012
                                                               --------         --------
                   Total                                       $635,000         $543,692
                                                               ========         ========
* Permitted party-in-interest
                                              -10-